Filed by Chicago Bridge & Iron Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934 as amended

Subject Companies:  The Shaw Group Inc.

Commission File No.: 001-12227

CHICAGO BRIDGE & IRON COMPANY N.V.

CB&I Acquisition of The Shaw Group

Speakers:

PHILIP K. ASHERMAN,

President and Chief Executive Officer, CB&I

RON BALLSCHMIEDE,

Chief Financial Officer, CB&I

E. CHIP RAY, Executive Vice President,

Corporate Planning, CB&I

 8:30 to 9:30 a.m., Eastern Time

Monday, July 30, 2012

Transcript Prepared Exclusively for CB&I by

MALLOY TRANSCRIPTION SERVICE

7040 31st Street, N.W.

Washington, D.C.  20015

(202) 362‑6622

P R O C E E D I N G S

          TELECONFERENCE OPERATOR:  Good morning.  My name is Jackie, and I will be your conference operator today.

          At this time, I would like to welcome everyone to the CB&I Acquisition of the Shaw Group.  All lines have been placed on mute to prevent any background noise.  After the speakers' remarks, there will be a question-and-answer session.  If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad.  If you would like to withdraw your question, press the pound key.

          Before beginning today's call, the company would like to caution you regarding forward-looking statements.  Any statements made or discussed today that do not constitute or are not historical facts, particularly comments regarding the company's future plans and expected performance, are forward-looking statements that are based on assumptions the company believes are reasonable but are subject to a range of uncertainties and risks that are summarized in the company's press release and SEC filings.  While forward-looking statements represent management's best current judgment as to what may occur in the future, the actual outcome or results may differ materially from what is expressed or implied in any such statements.

          Now I would like to turn the call over to Mr. Philip Asherman, President and CEO of CB&I.

          MR. ASHERMAN:  Good morning.  I'd like to welcome everyone who has joined us on the phone this morning along with those who are listening in on the Internet.

          With me this morning is Ron Ballschmiede, CB&I's Chief Financial Officer; and Chip Ray, who is our Executive Vice President of Corporate Planning, who has led our M&A team through this process.  And, as we stated, after my opening remarks, we'll open the call for your questions.

          Let me say before we begin, there are slides available to view that was to accompany my commentary.  Those will be posted on the website.  Because of the overwhelming interest in this morning's call, some of you have had some difficulty accessing the slides, but those slides are available on the website, and we would ask you to refer to those for additional detail following the call or later today.

          But today is a very exciting day for our company.  Early this morning, we announced that we've entered into a definitive agreement to acquire The Shaw Group, a New Stock Exchange-listed company headquartered in Baton Rouge, Louisiana.

          Now, most of you are already very familiar with Shaw, but I'd still like to begin our call by providing an overview of the company, and then I'll discuss some of the reasons why we are acquiring them and the value that we expect this combination will deliver for everyone involved.

          Now, as you know, Shaw is a large global engineering, fabrication, construction, and a well-diversified plant services company.  Following the announced transaction with Technip, Shaw is going to have 27,000 employees, around $6 billion in annual revenue, and $18 billion in backlog.

          Now, this work is operated by and reported through the following four business sectors.  In power, they provide EPC services to the electric generating industry for major nuclear, gas, clean coal, and air quality projects.  The most prominent projects currently being executed by this business sector are the Vogtle and Summer nuclear projects in the U.S., the first new nuclear projects in the U.S. in decades as well as the first four AP1000 nuclear power plants currently under construction in China.

          In plant services, it's one of the largest providers of system-wide maintenance and modifications, which services nearly 40 percent of all the U.S. nuclear plants, as well as customers and refining petrochemical industries.

          And in their environmental and infrastructure group, they're primarily a government service business which provides project management and related services associated with emergency response, disaster recovery, environmental remediation, and restoration.  Two examples of this work are Hurricane Katrina disaster recovery and the joint venture for the design, build, and operation of the MOX weapons-grade plutonium disposal project for the National Nuclear Security Administration.

          And in their fabrication and manufacturing, it's a leading provider of piping, structural steel, and module prefabrication and assembly for the power, refining, and chemical industries.  One close-to-home example of this work is the fabrication of pipe spool Shaw has been supplying for CB&I's REFICAR refinery project in Colombia.

          Regarding strategic rationale, when our transaction’s concluded, CB&I will be the most complete energy-focused technology, engineering, procurement, fabrication, construction, maintenance, and after-market services company in our industry.  We will be diversified across the entire energy sector, enabling us to capitalize on all the growing global demand for energy, while at the same time reducing any adverse impact of market cyclicality.

          We will have the ability to deliver value to our customers through a wide range of products and services, and our combined business model is expected to provide the market with the flexibility it demands.  Most importantly, we expect our joint resource capacity, complementary global capabilities, expertise, and competitive positions will lead to increased new awards and earnings, well beyond what either stand-alone company could accomplish.

          Now, when you look at our peer group, based on current results, consolidated annual revenue on a trailing 12-month basis is over $10 billion, with $28 billion in backlog, and nearly 50,000 talented employees strategically located throughout the world.  Now, this scale places us in a position where we will be one of the largest western companies in the business and likely the largest company in terms of resources targeted to the energy sector.

          Looking forward to next year, our portfolio mix should be very different than what it is today.  Our industry mix will be more broadly distributed across the overall energy sector, and our revenue will now include a wider range of stable, reimbursable services.  This new mix will not only increase the company's earning potential, but it should also add to our recurring earnings streams and reduced risk from downturns from any one area.

          We believe Shaw is a great company with a tremendously talented employee base.  Over the past few years, the company's financial results have been mixed, mostly due to currency exchange issues associated with its 20-percent ownership in Westinghouse Electric Company and some project challenges within its E&C sector, but going forward, Shaw has announced it will exercise its put option and sell the Westinghouse shares back to Toshiba.  It's also announced the divestiture of its non-core E&C business, which Shaw has stated it expects to close next month.

          Now, excluding E&C, the shares in Westinghouse, and corporate adjustments, the four businesses we are discussing have averaged approximately $300 million EBITDA per year for the past 3 fiscal years, which for Shaw was September 1, 2008, through August 31, 2011, a very challenging economic time around the world.  But with the E&C and Westinghouse issues resolved, we believe we'll now be able to realize its strategic benefits in combining two world-class companies, CB&I and Shaw.

          I should also note that presently, nearly 80 percent of CB&I's revenue comes from outside the U.S., and more than 90 percent is directly tied to oil and gas.  Post transaction, the geographic mix of our revenue is expected to be roughly 50/50, and we'll have a balanced end market mix across the entire energy sector with additional diversification into the environmental and infrastructure sector.

          Now I'd like to move to some of the details of the transaction.  CB&I will acquire shares of Shaw Group for $46 per share using $41 in cash and $5 in CB&I equity.  The sources of the cash consideration will be Shaw cash, CB&I cash, and fully committed new debt.  Given the anticipated cash of approximately $1.3 billion on Shaw's fiscal year-end balance sheet, this valuation represents and enterprise value of approximately $1.9 billion, with a corresponding multiple of approximately seven times Shaw's expected fiscal 2012 EBITDA.

          Now, today we have only included cost savings associated with eliminating duplicative public company costs into our financial projections and pro forma analysis.  However, based on our extensive due diligence, we have identified many additional opportunities, synergies, and cost savings, which we expect to further enhance in financial benefits we recognize by joining these two great organizations.

          With that said, the initial pro forma financials are very strong, and we expect to retain an investment grade-type credit profile following the transaction.

          As I mentioned earlier, this transaction uses cash on the balance sheets of both companies, along with approximately $1.9 billion in debt and a small amount of equity to finance the acquisition.  Using current forecasts, we expect the first year impact of our fiscal 2013 EPS to be double digit accretive.  Each subsequent year should make similar contributions as we continue to grow the company, increase efficiencies, and pay off the debt.

          Now, you would expect with a transaction of this size and importance, there are a number of approvals required prior to closing by a variety of stakeholders, including CB&I and Shaw's respective boards, our shareholders, and various regulatory agencies.  Of course, both boards have already unanimously approved the deal, and we are confident in our ability to work through the remaining approvals.  In turn, we expect the transaction can close by the first quarter of 2013.

          Although our companies target their expertise towards different end markets, the skills of the employees are transferrable across the entire organization.  By adding thousands of engineers and field personnel to our global employee base, significant fabrication capacity to the existing global footprint of CB&I, and relationships with energy sector customers throughout the world, we'll now have an even greater ability to sell and execute the world's largest energy infrastructure projects, regardless of type, scope, location, or contracting methodology.

          After closing, we plan to operate Shaw as a CB&I business sector under the brand CB&I Shaw.  This will allow us to retain Shaw brand equity, particularly in the power industry and at the same time extend the brand by combining both of the companies' resources and providing additional diversity certainly in infrastructure and project services.

          Similar to when we acquired Lummus, we intend to take the best practices from each company and incorporate them across the whole.  This has proven to be a core competency of CB&I and, as our financial results over the past several years indicate, a key to our efficient and effective operations.

          So, in summary, before we take your questions, let me just comment on a few points.  We plan to create the most complete energy-focused engineering services company in the world.  We are going to broaden our relationships with clients and partners worldwide.  We are going to expand in growth areas, including power generation from nuclear, gas, coal, and associated retrofits.  We are going to diversify further, adding greater revenue and earnings stability from plant services, fabrication and manufacturing, and the E&I businesses, and we are going to add skilled resources globally, notably engineers and field personnel in a fabrication capacity to our existing CB&I personnel.

          So that is the commentary on the transaction.  We'll now open the call for your questions.

          TELECONFERENCE OPERATOR:  At this time, I would like to remind everyone, if you would like to ask question, please press star, then the number 1 on your telephone keypad.

          Your first question comes from the line of Joe Ritchie with Goldman Sachs.

          MR. ASHERMAN:  Good morning, Joe.

          ANALYST RITCHIE (Goldman Sachs):  Good morning, Phil.  So Happy Monday!

          MR. ASHERMAN:  Yes, it is.

          ANALYST RITCHIE (Goldman Sachs):  The first question is really around the nuclear business.  You know, obviously, historically -- and I guess the power business, business in general, historically for Shaw, this has been an area that has been the riskier portion or their business.  They have taken a significant amount of project write-downs historically.  How did you gain comfort in the risk profile of the business and then specifically on the nuclear contracts that they currently have in place?

          MR. ASHERMAN:  Yeah.  Just in general, Joe, let me just say for other questions that may follow, we're not going to provide any commentary around, obviously, Shaw's performance or their reporting on their performance for the year.  That's up to Jim and his team to do.

          But I will say that we're very satisfied through a very thorough and comprehensive due diligence that the nuclear plans, the nuclear projects are performing as we are expecting, and that they are well on their way to resolving issues on projects they have reported as having cost challenges.  So we're very comfortable with the diligence, and we think once those are concluded, we've got a great backlog in front of us on the nuclear jobs and other opportunities.  So we're very comfortable with the forecast.

          ANALYST RITCHIE (Goldman Sachs):  Okay.  And I guess if I think about the acquisition more broadly, this appears to be more of a diversification play for you.  Can you talk maybe about some of the synergies specifically associated with the transaction?  Maybe we can just kind of take it from there.

          MR. ASHERMAN:  Yeah.  I think probably the first assumption you might think is access to the power business, and, certainly, that's a market, end market which we've said certainly is some head room that we would like to expand and have an interest in expanding, but that's only part of the story.

          When you look at the other components of Shaw relative to their engineering resources, where they're located, the fabrication business they have, the construction resources that they have that are so compatible with CB&I's in terms of direct hire, both union and non-union, and when you look at the new businesses which have a very interesting business model about recurring income streams from maintenance and plant services, this combination we think is a very compelling story.  So we see those as the synergies.

          We are going to keep Shaw intact as an operating unit and report as such, but, still, the synergies are quite obvious to us and compelling for our shareholders in terms of how the combined companies will be able to operate.  And, again, not just in the power business, but when you look at the challenges we've got ahead of us in terms of LNG and export and shale gas and petrochemical, just our ability to add to our capacity of some extremely talented people, I think is quite exciting to us.

          ANALYST RITCHIE (Goldman Sachs):  Okay.  And I guess one last question, and then I'll get back in queue.  You've been talking about M&A for quite some time, and this came up as a little bit of a surprise to us today.  Outside of Shaw, did you look at other potential companies, that there are attractive valuations across the group?  I guess I'm just trying to understand why Shaw over some of the other companies within our space.

          MR. ASHERMAN:  Well, we've talked for a long time, as you mentioned, about M&A as being part of a key component of our growth strategy.  When you look at the point in time that we are here with Shaw and their recent developments in terms of their divestiture of their energy and chemical group, clearly that was a lot of overlap prior to the announcement of that divestiture.

          If you look at some of the issues relative to the Westinghouse deal, prior to their announcing the put option and completing that transaction, that would have been more difficult.  So when you peel that away -- and I think some of the analyst reports have referred to some of that as "noise" -- when you peel that noise away, you certainly see a company that is well positioned in its key end market, a very strong backlog, and some very strong businesses that are so compatible with what we have at CB&I.

          ANALYST RITCHIE (Goldman Sachs):  Okay.  Thanks, Phil.  I'll get back in queue.

          MR. ASHERMAN:  All right.  Thanks, Joe.

          TELECONFERENCE OPERATOR:   Your next question comes from the line of Andy Kaplowitz with Barclays.

          MR. ASHERMAN:  Good morning, Andy.

          ANALYST KAPLOWITZ (Barclays Capital):  Good morning, Phil.  How are you?

          MR. ASHERMAN:  We're doing great.

          ANALYST KAPLOWTIZ (Barclays Capital):  All right.  So just stepping back on Joe's question in a maybe slightly different way, when you've been talking about M&A, you've always kind of hinted, at least after Lummus, that it was going to be sort of bolt-ons and you kind of had what you needed.  So, obviously, this is a sort of big difference and change in strategy, and the question is why did you think you needed to do this now.

          MR. ASHERMAN:  Yeah.  Well, I think a couple things.  It's very consistent with our acquisition strategy, if you look at it.  We have had a history of approaching companies that were compatible, not overlap.  We have had a consistent approach to companies that have strong backlogs, talented people, very compatible with CB&I.  So, in essence, it is a large bolt-on, but, in essence, that's what we're talking about here.  So it is very consistent with our acquisition.

          Again, going back to why now, I think it's a point in time where we thought the conditions were very, very good to look at Shaw as a company to combine with CB&I for the reasons that I mentioned to Joe.  So it was a point in time.

          We keep, obviously, a pipeline of information we have on companies in our space and who might be approachable, and we thought that this was the right time.  So that's what led us to the conclusion.  Obviously, this takes a little bit of time in its gestation, but we're very comfortable with the thoroughness of our diligence.  We're very comfortable with what we see in terms of their backlog projections, and we certainly have built the protection into our transaction, which will get us to the finish line by early of next quarter.  So we feel pretty good about the construct of the deal.

          ANALYST KAPLOWITZ (Barclays Capital):  Okay.  And so, Phil, double-digit synergies for '13 is obviously -- it's a wide range of possibilities in double-digit synergies.  So I guess if I think about Shaw, one of their main segments is obviously power, and that the power business has been sort of underreporting margins or the margins could be better, and they've been weak for the last several years.  What do you assume with that business?  Do you think that that business is on the cusp of a lot better performance, and so it's good timing in that sense for the mergers business?

          MR. ASHERMAN:  Well, again, I'm not going to weigh too deep into Shaw's performance on their projects or backlog for obvious reasons, but, generally, we see where their backlog -- you know, we talk about our ranges of margin, expectations that we have for our EPC projects.  Certainly, we see that their ability to produce those kinds of margins certainly fits into our expectations, as well.

          And so we are pretty confident, even with a very aggressive schedule to pay off our debt, that we can achieve that kind of accretion in the first year.  So we're pretty confident about that.

          ANALYST KAPLOWTIZ (Barclays Capital):  Okay.  Maybe one more quickie.  You guys have been good with sort of paying down debt, you know, after the Lummus transaction.  You know, this will be a nice sizeable portion of debt.  You talked about investment-grade credit rating.  How likely is it that you will be able to pay down debt very quickly on this thing and that you would be able to keep a good rating on this?  How do you look at that?  Because E&Cs, as you know, don’t usually take on this kind of debt.

          MR. ASHERMAN:  Yeah.  Let me bring Ron into the conversation and let him address that with you.  Ron?

          MR. BALLSCHMIEDE:  Good morning, Andy.

          ANALYST KAPLOWITZ (Barclays Capital):  Good morning.

          MR. BALLSCHMIEDE:  I think you're absolutely right.  So when, as we looked at, structuring this transaction, there were a few key points that are important.  Certainly, the level of cash on both companies' balance sheets was an important first step in that, and I think that that will, of course, be key going forward.  As we do some integration of our financial and treasury-related controls and cash management systems and pooling systems, we should be taking advantage of, have less of a buffer, if you will on that.  So that's kind of the first one.

          And the second one is the ability to take advantage of a pretty good debt market.  So our intent is to finance some of this debt with long-term, private placement-type money, and we'll figure out the durations when we go out to market it, but I would expect it to be north of 5 years for some of it, and then balance the rest with the ability to pay down some meaningful on a debt, particularly after we have a chance to take ownership the first quarter and run the business.  You know, combining EBITDA somewhere north of $800 million prospectively, just using the pro forma numbers that we talked about with CB&I would generate a fair amount of opportunity to get us back into a very comfortable range relatively quickly and, frankly, take advantage of the long-term market that's out there.

          ANALYST KAPLOWITZ (Barclays Capital):  Okay.  Thanks, guys.

          MR. ASHERMAN:  All right, Andy.  Thanks.

          TELECONFERENCE OPERATOR:  Your next question comes from the line of Jamie Cook with Credit Suisse.

          MR. ASHERMAN:  Good morning, Jamie.

          ANALYST COOK (Credit Suisse):  Hi.  Good morning.  I'm shocked this Monday morning.  A couple questions.  You know, I guess both Phil and Ron, you know, when I think about CBI over the past sort of 12 years, over the past couple years, you've really developed a good -- you know, you've been known as the higher quality E&C company, good growth, high, stable margins.

          You know, as shareholders of CBI, how would you -- how do you think about the risk associated with acquiring Shaw Group?  I mean, any acquisition is risky, but just Shaw's business model seems a little riskier.  So is there anything that you feel like you can do from this standpoint to sort of de-risk Shaw's business model, and if so, what, or do you disagree with my -- do you disagree with my view that this definitely introduces a lot more risk to what's been a pretty good business model for you, in particular where you came from?

          And then my next question, I guess it just says -- I mean, what does it say about your view on -- maybe the more appropriate question, Phil, is what is your view on nuclear, because you could sit here and say you look at some of the transactions that Shaw has done, getting out of the Westinghouse business, you know.  There's two projects that could go forward, but you could make the argument that maybe Jim is perhaps less bullish on nuclear.  So can you give your commentary on what you're thinking about the nuclear market or power in general in the U.S.?  Thanks.

          MR. ASHERMAN:  Let me get back to your first question, and that was around enhancing the business model, and, again, I think a lot of that goes to what has created some of the noise around the performance issues on the Westinghouse and certainly the performance on some projects in the unit that's being divested to Technip.

          So I think once you strip that away, when we looked at their backlog, a very concise list of projects, and that includes the completion of a couple other jobs they had reported earlier that they were at completion or near completion.  So you take those away.  You’ve got a backlog and a book of work that's really very attractive in terms of its mix and its risk profile.

          ANALYST COOK (Credit Suisse):  But, Phil, with all due respect, we have two big nuclear projects, that no one has done these in our recent lifetime.  So, I mean, I understand that with --

          MR. ASHERMAN:  Well, we're there.  You know, we're on the projects, Jamie.  We're working, we're working at both Vogtle and Summer.  So we have some pretty good insight into those projects and also the relationships that are accompanying those with both Southern Company and also the provider with Toshiba.  So we have an ongoing dialog with those companies, and we feel pretty confident about those --

          ANALYST COOK (Credit Suisse):  With the contract structure?

          MR. ASHERMAN:  Yes, absolutely.  Absolutely.

          ANALYST COOK (Credit Suisse):  And so there's nothing that you feel like you need to do, just somewhat de-risk the -- the business model?

          MR. ASHERMAN:  Well, I think, you know, again, going forward past the transaction date, certainly we're going to take a very careful view on fixed-price contracting and some of the types of power plants that have been noted in this industry to create some problems.  We are going to be focused on our general overall mix of our business model in terms of 50-50, around that mix.  Of course, we're going to have to rebalance the geography, because we're going to have certainly a larger backlog in the U.S., and that will continue to grow.

          But, again, when you look at nuclear, you're talking about, arguably, five or so AP1000 potential records in the United States at some point in approvals, but when you look globally, it gets very interesting.

          One of the opportunities we have of working with Toshiba, for example, is our ability to look at these projects on a global basis, that perhaps there were some limitations in Shaw's business model that we can capitalize on.  So we're going to look at those.

          But, again, just from the nuclear standpoint and when you look at other types of power generation and look how that lines up certainly with our involvement and interest in natural gas and LNG, we think there's some possible synergies that we can capitalize on as well.  So you got that as a power business.

          But then I don't want to overlook the very, very good, healthy businesses they also have in their fabrication, manufacturing, and plant services.  When you combine that business plus the potential revenues and earning streams we get from plant services and infrastructure businesses that we don't have currently and you add that together on a pro forma basis, it's a very interesting combined company we're looking at.

          ANALYST COOK (Credit Suisse):  And I assume Jim and Brian aren't staying on.  Can you talk to -- I mean, should we assume any management changes within the existing management structure, or is that too early to talk about?

          MR. ASHERMAN:  We think we said it in the announcement that I'll remain as the CEO and President of the combined companies.  Jim will retire.

          ANALYST COOK (Credit Suisse):  But I'm talking below you guys.

          MR. ASHERMAN:  Well, and then, certainly, we have some overlap in our senior executive management, which we'll be addressing, but when you go beyond that, there's some very strong unit operations.  The basic structure, I think is very compatible to what we have.  So it won't be a big integration challenge.  It will be mainly looking at where the synergies are and the best practices, and we think that's going to be a very smooth process.

          We're going to have the same systems.  Certainly, we know a lot of their people.  We're working with a lot of their people.  So we think that combination will work.  That transition will be very smooth.

          ANALYST COOK (Credit Suisse):  All right.  Thanks.  I'll get back in queue.

          MR. ASHERMAN:  All right.  Thanks, Jamie.

          TELECONFERENCE OPERATOR:  Your next question comes from the question of Martin Malloy with Johnson Rice.

          MR. ASHERMAN:  Hello, neighbor.

          ANALYST MALLOY (Johnson Rice):  Good morning.  Could you talk a little bit about how Shaw's pipe fabrication capabilities -- they've got pipe fabrication facilities across Texas, Louisiana, and Mexico -- how that could fit into some of the projects that you're doing engineering design on along the Gulf Coast?

          MR. ASHERMAN:  Yeah.  It's one of the real attractive things to us, Marty, when we look at their capability.  I mean, that's their legacy business.  They do a great job of that.  Certainly, we've worked with them on past projects.  We're currently working with Shaw, and they're providing pipe fabrication on the REFICAR job with us.  So we're very familiar with that capability, and we're very excited.

          But, as you know, they're geographically spread very interestingly.  They introduced us into some geographic markets that I think are very interesting on the fabrication and manufacturing basis, and they look at that business a little differently.  Our fabrication has been primarily in support of our EPC projects.  They're running their fabrication and manufacturing business as a business.  So it's a little bit different model, but, again, it's very compatible.  We understand that business.  We've got people that understand that business.  So, when we really look at how we're going to leverage the synergies between that component of our business, we think it's a pretty compelling story.

          ANALYST MALLOY (Johnson Rice):  And is there help that you can give us in terms of the annual DNA might look like for the combined company and how much cash you might need on the balance sheet for working capital purposes?

          MR. ASHERMAN:  Ron, can you field that?

          [No audible response.]

          MR. ASHERMAN:  Ron?

          MR. BALLSCHMIEDE:  I'm here.  Sorry.

          On the cash side, Marty, I think it will take us a little bit of time, but we would certainly expect to lower what we've historically called our safe level, which I talked historically around plus or minus $400 million around the world.  When you put these two companies together, they probably both had about the same level of, quote/unquote, "safe," and we would expect to essentially combine those and perhaps be a little bit more than we've talked about, a little bit, but I would think we could run our global business in that plus or minus $4 - $500 million range.  And as we consolidate our treasury systems, we'll certainly have a goal to improve on that.

          I think a little too early to talk about DNA going forward.  I would certainly expect a meaningful amount of intangibles in the purchase accounting side, but a little early to put a bandwidth around that.

          ANALYST MALLOY (Johnson Rice):  Okay.  Well, thank you very much.

          MR. ASHERMAN:  Marty?  Marty, before you get off the phone, I know you didn't ask this question, but let me just raise the issue since you are in Louisiana.

          Shaw obviously, as you know, has a very strong profile and a great corporate citizen of Louisiana in a number of areas, and so the assurance is that we don't see -- we see only additional opportunity for those 4,500 or so employees in all the areas of Louisiana, and we expect to continue that.  So it will not be a migration to Texas, it will be just a management team in Louisiana reporting that unit as a business unit into CB&I, but, again, it's our objective to retain and actually grow the opportunities for those employees in Louisiana.

          ANALYST MALLOY (Johnson Rice):  Good to hear.  Thank you.

          MR. ASHERMAN:  All right.  Thank you.

          TELECONFERENCE OPERATOR:  Your next question comes from the line of Michael Dudas with Sterne Agee.

          MR. ASHERMAN:  Hello, Michael.

          ANALYST DUDAS (Sterne Agee):  Good morning, Phil.  You're going to have to get your purple and gold LSU colors there.

          MR. ASHERMAN:  I can do that.  I can do that.

          [Laughter.]

          ANALYST DUDAS (Sterne Agree):  I'm sure you can.

          Two questions.  First, could you talk a little bit about the history?  I know we'll see it in the documents when they get filed, but when did you start thinking about it?  How early did you engage Shaw in due diligence, and how much time have you had to scrub and go through the backlog to get comfortable that you're sharing with us here with the risk mitigation taking on the projects going forward?

          MR. ASHERMAN:  Well, if you're asking me how long we've been thinking about it, it's been a long time.  It's been a couple years.  I mean, we've always had a good healthy respect for Shaw as a competitor, certainly working with them on projects, but, understandably, there was some overlap there that just wasn't necessarily a good fit at that time, again, before Jim and his team started making adjustments in the Westinghouse issue as well as the divestiture of this group.

          That became extremely interesting to us and one that we -- when we started looking and again stripping back the businesses -- and they have been extremely forthcoming in all the information, the visibility into their projects.  We had a very intensified due diligence effort of many, many weeks, and so this has had some gestation period, as you might guess, and certainly a lot of conversation and late nights, including last night, but we feel very, very good about the visibility we're giving to the projects and the cooperation and the dialog we've had with everybody within Shaw, Jim especially.  So we feel really good, Mike, about what we've seen in terms of the backlog, and, again, it's not like CB&I where we had 600 or so projects we had to look at.  This is a very concise list of backlog.  It's U.S.-based.  It's work that we understand.  Certainly, the nuclear is one component, but, certainly, the other parts that I talked about, that's work that we understand.  So we are able to get to some conclusions on that after some very intense and thorough diligence.  So we're satisfied with what we've done, and, certainly, that is reflected in the numbers that we've given you.

          ANALYST DUDAS (Sterne Agee):  Phil, in your prepared remarks, you talked about -- or maybe in one of the responses to questions -- the opportunity for The Shaw Group folks to kind of leverage and provide more global opportunities to bid on projects or to work on some of the bigger opportunities in the marketplace.  Is this transaction in your mind a sign that there will be need for the excess capacity of engineering, construction management, field services talent, and it's better to kind of get that in line now as we move forward into this cycle?  Because everybody has been worried about the overcapacity or margin work on the business going forward.  Can I read into that from that standpoint, or is this just certainly just a typical, you know, synergistic, opportunistic --

          MR. ASHERMAN:  No, no, no.  It's a great question, Michael, because that's exactly what you ought to be reading into it.

          Again, when you look at the additional markets where we had the most headroom, you got to look to offshore and you got to look to power.  And we've talked about that.  We got a good history in power ourselves and nuclear plants ourselves -- 78 of the 104 reactors built in this, we had some role there.

          But when you look going forward and you start looking at our potential, not just in capitalizing on Shaw's very strong position in power, but also looking at the resource base and, again, the 50,000 people that we'll have globally that we'll be able to address, all the global opportunities we have, plus the growing U.S. market and all the end markets that we've talked about, whether it be shale gas or gas processing, the export facilities, petrochemical facilities, this is going to require companies that have the kind of resources, can address these project needs.

          Shaw has a history of that.  They've got great engineers, and these are very transferrable skills.  So we feel very comfortable in the combined companies to not only be able to address the demands of the power industry and their position in that industry, but also leverage our resource capacity into other projects.  And I think by that, by that definition, it will provide more opportunities for all the employees in the combined companies.  So that's how we look at it, not just access to power business or even the other industries, but, again, when you look at the combination, that's the important aspect of this deal that we want to try -- that we want to communicate to you, because I think that's where the really compelling story is about where we're going to go in the future.

          ANALYST DUDAS (Sterne Agee):  Good luck, Phil.  Thank you.

          MR. ASHERMAN:  Thank you.

          TELECONFERENCE OPERATOR:  Your next question comes from the line of Scott Levine with JPMorgan.

          MR. ASHERMAN:  Hello, Scott.

          ANALYST LEVINE (JPMorgan):  How are you doing, Phil?  Good morning.

          MR. ASHERMAN:  Doing fine.

          ANALYST LEVIN (JPMorgan):  So just one question with regard to the business.  You know, were you guys -- because you guys have traditionally focused, you know, very tightly on the energy and energy-related markets, and I'm wondering what thought you guys have given -- and even outside of this opportunity -- about diversifying your business in general?  And I'm wondering, you know, what your focus is with respect to the government business that they're in as well, because you guys outside of the municipal water business even involved and haven't particularly been active in that market.  So you're committed to all these businesses.  Were you thinking about as more of a wait-and-see in terms of where you're going to focus most attention growing?

          MR. ASHERMAN:  Well, let me try to answer that in a couple of ways.

          Certainly, the government business and the new businesses to CB&I are obviously not new businesses to the company that we're acquiring.  So we're going to depend highly on the management teams and the people that are involved on those businesses to make those judgments and those plans, and, of course, we think when you look at what we do well and what they do well, some of our rigor around execution and those kinds of things, we think there's some very interesting results that we can get from those businesses.  So we expect to continue going up, but that's -- those are interesting markets.  Those are not markets that you can easily bootstrap yourself into.

          When you talk about government business or even plant services, that's a long process to really get the kind of position that Shaw has worked for many years to get into where they are relative to government and plant services and maintenance work.  So that’s a very interesting aspect of their business that we think we can certainly leverage -- and then combined with the other parts of that company.

          But, anyway, did I answer your question?

          ANALYST LEVINE (JPMorgan):  Yeah.  No, that's helpful.

          You know, I would say as a follow-up question, given the fact that it looks like your businesses are generally complementary, you know, though I would add that you guys are both involved in the fabrication side, and that's somewhat unique at least for the publicly traded E&Cs, what areas would you suggest might be most likely in terms of potential revenue synergies, and what kind of magnitudes might we be thinking about if you're not willing to give numbers there?

          MR. ASHERMAN:   Well, we probably can give some numbers.

          Ron, do you want to address the synergy side of it?

          MR. BALLSCHMIEDE:  Sure.  I think on what we put in our model at this point in time, we're really just focusing on what I'll call the dual company cost, dual public company cost side of that equation.  And, as you might guess, when you have two boards and two -- everything at the senior level, there's a fair amount of synergies just there.  And I think there's obviously more than just cost synergies, but the cost synergies perhaps beyond that really lie in taking advantage of some of the market opportunities that we might have around the globe on consolidating some of the -- or working together on some of these large projects, such as we're doing in REFICAR.

          So, beyond that, I think it is all around the revenue and geographic side, and, hopefully, we'll be able to articulate that as we get closer to closing the transaction.

          MR. ASHERMAN:  You know, when we look at how we modeled our business years ago and we looked at some of our aspirations relative to growth, where the logical valuations may take us, if we are in the $10- to $12 billion, if we could generate $26 billion, I mean, we've had those numbers in mind in terms of aspirations.  And when you cascade that down and providing you can maintain our rigor and our level of performance in the margin and the bandwidths we've talked to you about -- and we've gone through all that modeling -- you come out with some very interesting and compelling reasons for our shareholders to like this deal.

          So we've had those aspirations.  So it wasn't a matter of just an opportunistic acquisition.  We've needed to diversity, as you mentioned, Scott.  This gives us diversification not only -- I'll say not only long in terms of backlog, in terms of position in the power business, but also wide, wide in not only getting into the power side, which we think is very consistent with our focus on the energy infrastructure projects, but also in the other businesses that we talked about in terms of government infrastructure, plant services, and fabrication.  So I think it not only brings us long, but it brings us wide.  It gets closer to our aspirations, and I think the size of company we will be will certainly, I think, on a pro forma basis be a very, very interesting combination for our shareholders.

          ANALYST LEVINE (JPMorgan):  Understood.  Best of luck.

          MR. ASHERMAN:  Thanks, Scott.

          TELECONFERENCE OPERATOR:  Your next question comes from Steven Fisher with UBS.

          ANALYST FISHER (UBS Securities):  Good morning.

          MR. ASHERMAN:  Good morning.

          ANALYST FISHER (UBS Securities):  So Shaw's E&I segment, as you know, does mostly work with the Federal Government.  So I guess I'm just curious what work you've done to get comfortable that your Netherlands domicile won't hinder any new contracts.

          MR. ASHERMAN:  Well, we certainly have done that work, and our view is we're not an averted company.  Certainly, the view is that we have -- we've been a registered company since we went public in '97.  So, by that definition, we're not an averted company.

          So, certainly, we'll need to go through the test, the CFIUS test and the standards and do that filing and do that work and make sure that the security clearances, and all the things that you need to as far as the specialized government work, we'll have met that standard.

          So we've anticipated that in our diligence, and we certainly have anticipated that in our activities that we're going to have till closing.

          ANALYST FISHER (UBS Securities):  And then just curious, where did you fall in Shaw's fabrication customer list?  From what I understand, you may have been in the top three.  So how much is the accretion, I guess, driven by that particular synergy?

          MR. ASHERMAN:  Well, I don't think I've broken it down that much.  Do you know, Chip?

          MR. RAY:  We haven't broken it out in that perspective, but when you look at the F&M business, which is their, really, legacy business focused on piping, pipe spools, et cetera, and the type of work where we do work with them -- for example, still set at REFICAR -- I think that that's a tremendous opportunity when you look at that business becoming part of CB&I, to capitalize on it, across all the projects we're doing worldwide.  Our global footprint is diverse across the world where we see a lot of opportunities in the oil and gas sector, and it fits.  The F&M business fits very nicely into it.

          Right now the work in REFICAR is in the $75- or $100 milion range, the work Shaw is doing for us, and we see a lot of opportunity for that to grow globally.

          ANALYST FISHER (UBS Securities):  Great.  Thank you.

          MR. ASHERMAN:  Thank you.

          TELECONFERENCE OPERATOR:  Your next question comes from the line of John Rogers with D.A. Davidson.

          MR. ASHERMAN:  John, it's early for you, isn't it?

          ANALYST ROGERS (D.A. Davidson):  Oh, yeah.  Joys of the West Coast.

          [Laughter.]

          MR. ASHERMAN:  Well, we appreciate you calling in.

          ANALYST ROGERS (D.A. Davidson):  Oh, yeah.  Absolutely.  Most of it has been asked, but just back to the government business and I guess as it relates to customers, do you need -- are there any of these contracts with Shaw -- can they be reviewed with the change in ownership?  Is there any risk there?

          MR. ASHERMAN:  Review in the sense --

          ANALYST ROGERS (D.A. Davidson):  I mean in the sense that they're cancellable.

          MR. ASHERMAN:  Well, certainly, I guess that's possible.  We haven't seen that as necessarily a factor in our diligence that those would be subject to reviews.  Certainly, we have to qualify as a government contractor and under CFIUS, and we built that into our plan.  So we don't see that as necessarily a concern for us right now.

          ANALYST ROGERS (D.A. Davidson):  Okay.  And then as far as divestitures, I mean, is there any thought that there's portions of the Shaw that you wouldn't retain?

          MR. ASHERMAN:  No.  You know, the businesses, as we look at it, we like them.  They're strong businesses.  Again, we think they're very complementary.  They're businesses we understand, even if we have not been actively engaged in plant services.

          Arguably, government would be a new, new opportunity for us, but, again, they have a very, very capable management team and infrastructure to deal with, with the government work.  So we're pretty confident that they've got a lot of momentum in that business.  So we bought it for all the components of the company, and we think it's a good add.

          ANALYST ROGERS (D.A. Davidson):  Okay, great.  Thank you.

          MR. ASHERMAN:  Thank you.

          TELECONFERENCE OPERATOR:  Your next question comes from the line of Will Gabrowski with Lazard Capital Markets.

          ANALYST GABROWSKI (Lazard Capital Markets):  Thanks.  Good morning.

          MR. ASHERMAN:  Good morning, Will.

          ANALYST GABROWSKI (Lazard Capital Markets):  Just, Ron, if you could touch on break-up fee and earn-out, those two points as it relates to this deal, and any thoughts or color you can add around that.

          MR. BALLSCHMIEDE:  Sure.  I think the break-up fees are kind of right around the traditional, middle-of-the-fairway kind of assessment on getting the deal done and through our shareholders and all the various regulatory approvals that are out there.

          Earn-out, not really an earn-out in this transaction.  It's a public company deal with some, obviously, normal comfort around interim operations and the financial resources of the enterprise.

          ANALYST GABROWSKI (Lazard Capital Markets):  And then when you look at the backlog, you're talking about $28 billion.  Just if you could break that down, cost-plus versus fixed price, if you have that yet?

          MR. ASHERMAN:  Well, let me start, Ron.  You can add, thinking about it.

          When we look at the overall mix and we looked into the projects, when you eliminate what they're divesting in their E&C business, when you look at the completion of a couple of projects they have commented on in their forecast, that leaves a highly -- a high mix of reimbursable-type projects.

          With the very large projects, as in our large projects, you have a hybrid of contractual terms, but, certainly, we believe and we've seen and our diligence says that they negotiated very good, very sound terms in their contracts, and we're very comfortable with the risk profile of their current backlog.

          ANALYST GABROWSKI (Lazard Capital Markets):  Okay.  And can you just put some thoughts around -- you know, they sold the E&C business, which was largely a technology asset, I think at that point.  You guys obviously carry a very big technology portfolio yourselves.  Why did Shaw view that as not core and then, you know, what I view as one of your strongest businesses?  Maybe why do you -- how does that complement what Shaw is bringing to the table now, if that makes sense?

          MR. ASHERMAN:  Yeah.  Well, you'll have to talk to John's [ph] team regarding their thoughts on that.

          From our perspective, when we looked at Shaw prior to their announcement of divestiture, you know, there was a lot of overlap there, not just because of the issues on a couple of the projects, but simply because of the type of work they do was less complimentary and again more overlap.  So that was less interesting.

          The Stone & Webster, great technology organization, but, again, very much overlapped with what we did in Lummus Technology.  So that was less of a fit.

          After the announcement of divestiture, obviously that became a pure play in terms of all the businesses we've been talking about this morning, and that's when it became a more compelling opportunity for us.

          ANALYST GABROWSKI (Lazard Capital Markets):  Okay.  Then lastly, you know, I didn't cover Shaw, so forgive me, but it would seem to me that based on their quarterly results, you know, one of the bigger synergies would be just eliminating the noise and charges around execution that plagued Shaw over the past few years.  And I guess in your review process, did you go through anything, maybe, and see an opportunity in the way that they bid and review their risk parameters around each job or something that CBI has done well over the past few years?

          MR. ASHERMAN:  Absolutely, we did, and we looked at the gate processes they have.  We looked at the types of reporting procedures that they had.  We looked at the cost reports.  You know, we're in this business too.  So, you know, we have a lot of insight.  The questions we asked were answered to our satisfaction -- more than our satisfaction.  We were very, very pleased with what we saw in terms of the methods and the tools they use to forecast and their outlooks on their projects and monitor their risk on their project, so -- I mean on the projects that are still in front of them.

          So their tools are good.  Their systems are compatible.  We think we can get off to a quick start with getting the organization on board.  So we're very pleased with that as a result of our diligence.

          ANALYST GABROWSKI (Lazard Capital Markets): Okay.  That's helpful.  Thank you.

          MR. ASHERMAN:  Okay, Will.

          TELECONFERENCE OPERATOR:  Your next question comes from the line of Robert Connors with Stifel Nicolaus.

          ANALYST CONNORS (Stifel Nicolaus):  Hey, good morning.

          MR. ASHERMAN:  Good morning.

          ANALYST CONNORS (Stifel Nicolaus):  Just regarding the put option agreement with Toshiba, was there anything within the agreement, such as like an ownership change clause that could be called into question, or is it pretty much as-is, or that should go through in first quarter '13?

          MR. ASHERMAN:  We have every expectation that will go through as planned.  So that's certainly reflective in our timeline and also our calculations.  So we fully expect that everybody will do what they said, and we've reviewed all the documentation, and we're very confident in that.

          ANALYST CONNORS (Stifel Nicolaus):  Okay.  And then just regarding the double-digit EPS accretion, is that excluding the Westinghouse currency effects, or does it include it?  Just trying to --

          MR. ASHERMAN:  There is no Westinghouse effect in our pro forma.

          ANALYST CONNORS (Stifel Nicolaus):  Okay.

                                MR. ASHERMAN:  That's been completely taken out.

          [Simultaneous speaking.]

          ANALYST CONNORS (Stifel Nicolaus):    And then I guess strategically, when you looked at this business, you know, it's hard to get excited on the E&C, I think, around sort of an O&M business type model that Shaw brings to the table, but do you sort of feel that this was the deal that strategically had to get done in order to capture more scope around the North America [inaudible] build cycle?

          MR. ASHERMAN:  No.  I think it was an --

          [Simultaneous speaking.]

          ANALYST CONNORS (Stifel Nicolaus):  Because, traditionally, I always thought like ABB Lummus, yeah, it brought a great technology aspect, but with Shaw's construction and labor resources, are you now able to capture a lot more around that than you were previously?

          MR. ASHERMAN:  We believe that's absolutely the case.

          One of the things that are very compatible with what Shaw -- how Shaw operates and how CB&I operates is they're focused on direct hire labor, both union and non-union.  We both have the same kind of relationships with either the pipe fabrication or the -- in our case, the boilermakers, and also our focus on direct hire.  They have a strong safety culture that is very compatible with ours.  So we really are excited about how we're going to make that work and leverage for some of these very big jobs that we see in front of us, whether it be power or some of the others.

          But let me just get back to that question about the maintenance as being less interesting.  You know, aside from what they actually do, when you look at the mix of the work and how we've constructed our business model, you know, we've got a combination of very different commercial characteristics in each one of our verticals, and we think this addition of Shaw is very consistent with that, because when you look at some of the lumpiness inherent with the E&C business, EPC business, but you combine it with some reoccurring revenues and income streams from technology, as you would somewhat reoccurring income streams and revenues from businesses like maintenance, like government services, and some of the infrastructure work, when you look at that whole mix in that, from that perspective, that's an opportunity.  It's an opportunity to really protect ourselves from some of the volatility in the EPC market, but still have some very, very interesting and very strong results from those other income streams.

          So outside of what they actually do, whether, you know, technology is more interesting and plant services is more interesting than other businesses, just the characteristics of those businesses, when you combine them with what our business model is, I think, is also a very compelling case for us.

          ANALYST CONNORS (Stifel Nicolaus):  Okay.  Thank you.

          MR. ASHERMAN:  All right.

          TELECONFERENCE OPERATOR:  Your final question comes from the line of Matt Tucker with KeyBanc Capital Markets.

          ANALYST TUCKER (KeyBanc Capital Markets):  Hi.  Good morning.

          MR. ASHERMAN:  Good morning.

          ANALYST TUCKER (KeyBanc Capital Markets):  Ron, I think it sounds like you're about to give a number, so I'll just try again.  On the -- in terms of the duplicative cost elimination that you're assuming within the double-digit accrete of outlook for the first year, can you quantify how much you're assuming there?

          MR. ASHERMAN:  Ron?

          MR. BALLSCHMIEDE:  Yes.  Maybe I can put a little bit of bandwidth around that for you.

          Certainly, the first view would be around these, what I'd call the duplicate corporate cost, but when you think about it, our S&A is in the low $200 million annually, and Shaw is about that same number.  So I think, certainly, a goal would be in the short term of getting somewhere north of 5 percent out of that combined total would be a reasonable goal for us, and some of that will come -- come quicker on others, obviously.  There's only one board of directors.  There's only one public enterprise.  So some of those fall out relatively quickly, and they're pretty straightforward.

          ANALYST TUCKER (KeyBanc Capital Markets):  Got it.  Thanks a lot, Ron.

          And when you look at some of the new kind of end markets or businesses that Shaw is bringing to CBI, I guess, if you had to point to one as kind of being the most attractive or the biggest driver of this decision, whether it's power EPC, plant services, the fabrication, I guess, which would it be?  And then within the power EPC business, when you look at kind of the expected shift from coal, natural gas power, next generation of nuclear, the whole retrofit cycle, I'm wondering which of those you expect to be the biggest driver of Shaw's business going forward.

          MR. ASHERMAN:  Well, that's a lot of questions there, but, certainly, the whole power component, I mean, I don't want to diminish the importance of that.  When you combine their position in the U.S., both on the power generation EPC side combined with particularly technology knowhow that they have in their organization, and then combine that with downstream and looking at the power maintenance services, that whole area around power certainly is very, very interesting.

          When you look at now how you can take CB&I's global footprint and expand those opportunities to some of the overseas market, whether it be China in terms of nuclear installations, which by the way they have about 7, I think -- 17?

          MR. RAY:  70.

          MR. BALLSCHMIEDE:  70?

          MR. ASHERMAN:  Okay.  70 planned -- that was my friend, Chip, telling me that -- 70 planned installations of AP1000.  You know, then the global map certainly looks very interesting in terms of power, even though arguably we know the conversation on power and the horizon is very -- you know, is very long, but still we're planning for the future there.

          The meter return obviously on the engineering and construction and expanding our capacity for both the work in power, but not only that, for the work that CB&I has got in front of us is, again, a very, very good thing for the combined companies.  So those are the reasons that we're excited about the additions of these new businesses.

          ANALYST TUCKER (KeyBanc Capital Markets):  Got it.  Thanks.  I just have one last question.  When you look at Shaw's backlog and you said you're pretty comfortable with the projections for the projects and their backlog, are there projects within there where the current outlook is that they're [inaudible] making projects, and if so, how can you kind of account for that or kind of provide some cushion for CB&I from an accounting perspective?

          MR. ASHERMAN:  Yeah.  Well, I'll let Ron talk about any kind of cushions in here with the pro forma, but I will just say we're not -- you know, I can't -- I'm not going to comment on Shaw's performance or their reporting against that.  That's certainly up for Jim and his team to do that.

          But let me just say again the diligence that we performed, we thought was very comprehensive, very thorough, and we got a high degree of confidence in the performance of their backlog going forward.

          Ron, do you want to talk about -- or can you talk about any of the other cushions we may have in our numbers for backlog?

          MR. BALLSCHMIEDE:  No.  I think it's probably the point perhaps is more of some of the things we've talked about.  Certainly, eliminating the noise and getting some consistency and results as a result of taking away two very lumpy businesses historically, but also then in the mix of backlog that remains.  A lot of those projects that have been part of that noise are a combination of going away with some of the business lines or in the final throes of completion, and really, they're just starting to get into the heavy construction side and opportunities to expand the revenue speed in the nuclear side.

          So I think those are the areas that will come in first, and, certainly, the stability of the -- of some of those products -- of those sectors or segments that clinched that Phil spoke to earlier between plant services and E&I and fabrication, it's a great, great base to provide us with even more stability that we've enjoyed since the acquisition of Lummus, Lummus Technology part of that.

          ANALYST TUCKER (KeyBanc Capital Markets):  Very helpful.  Thank you, guys.

          MR. ASHERMAN:  Okay.

          TELECONFERENCE OPERATOR:  That was our final question.  I'd now like to turn the floor back over to management for any closing remarks.

          MR. ASHERMAN:  Well, just briefly, again, sorry about the crash on the websites with the slides, but, again, they're all posted.  I think it will add some additional detail and color to the commentary and the questions.  We had tremendous response to the announcement this morning, and we certainly appreciate that.

          Obviously, we're extremely excited about this, this opportunity and the combination of these two very, very good companies, but, again, we expect many, many questions as we go forward.  I want to tell you that we've gotten absolute complete cooperation from all the management team at Shaw, which we're extremely appreciative of, and we've got a great deal of confidence of what this is going to mean to our shareholders.

          So, with that, we'll let you get to work, and we'll conclude the call.  Thank you for your time this morning.

          TELECONFERENCE OPERATOR:  Thank you.  This concludes today's conference call.  You may now disconnect.

#####

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of The Shaw Group Inc. (“Shaw”) and CB&I that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw and CB&I. INVESTORS AND SECURITY HOLDERS OF SHAW AND CB&I ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.Shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw and CB&I in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction if and when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. Actual future results and financial performance could vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and the proposed merger (including its benefits, results, effects and timing) that may not be realized.  Risks and uncertainties related to the merger include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, and June 30, 2012, and other reports filed with the Securities and Exchange Commission (SEC). Please read our “Risk Factors” and other cautionary statements contained in these filings.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise.  As a result of these risks and others, actual results could vary significantly from those anticipated in this communication, and our financial condition and results of operations could be materially adversely affected.